

Lend Lease
CORPORATION

02 MAR 20 AM 8:21


02015953

8 March 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington   DC   20549
U S A

Attention: Filing Clerk

Dear Sir

SUPPL

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Re: **Company: Lend Lease Corporation Limited**
     File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents
are submitted in respect of the above registration:

Date	Document
8 March 2002	Announcement to Australian Stock Exchange Dividend Payable 20 March 2002

Yours faithfully

P W Crewes
General Counsel & Secretary



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

8 March 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

Pages: One (1) page

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Dear Sir

**Re: Stock Exchange Announcement
Dividend Payable 20 March 2002**

1.   Dividend Reinvestment Plan and Share Election Plan

The issue price of shares to be allotted pursuant to participation in the Dividend Reinvestment Plan and Share Election Plan will be $11.79 per share.

2.   Share Purchase Plan

The price at which shares will be offered under the Share Purchase Plan will be $11.79. Forms will be despatched to Australian and New Zealand shareholders with the payment of dividend.

Yours faithfully

P W CREWES
General Counsel & Secretary